Exhibit 99.8

Neo-Concept International Group Holdings Limited Announces Pricing of Initial Public Offering and Listing on Nasdaq

NEW YORK, April 23, 2024 (GLOBE NEWSWIRE) --  Neo-Concept International Group Holdings Limited (Nasdaq: NCI) (the “Company”), a one-stop apparel solution services provider, today announced the pricing of its initial public offering (the “Offering”) of 2,320,000 ordinary shares (the “Ordinary Shares”) on April 22, 2024, at a price of $4.00 per Ordinary Share. The Ordinary Shares are expected to begin trading on the Nasdaq Capital Market on April 23, 2024 under the symbol “NCI.”

The Offering is expected to close on April 25, 2024, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds for developing new products with sustainable materials and processes, for broadening its customer base, for potential acquisition of companies and/or formation of joint ventures, and to fund the working capital of its existing operations and for other general corporate purposes.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 348,000 Ordinary Shares of the Company, at the Offering price, less underwriting discounts and commissions.

Revere Securities LLC and R.F. Lafferty & Co., Inc. are JointBook-Running Managers, withDominari Securities LLC acting as Co-manager, for the Offering (the “Underwriters”).

Loeb & Loeb LLP is acting as U.S. legal counsel to the Company and Hunter Taubman Fischer & Li LLC is acting as legal counsel to the Underwriters for the Offering.

The Offering is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-275242) previously filed with, and subsequently declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2024. The Offering is being made only by means of a prospectus. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, electronic copies of the prospectus relating to the Offering may be obtained from Revere Securities LLC, 560 Lexington Avenue, 16th Floor, New York, NY 10022, by phone at +212-688-2350 or by email at contact@reveresecurities.com.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Registration Statement on Form F-1 (File No. 333-275242), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About Neo-Concept International Group Holdings Limited

Neo-Concept International Group Holdings Limited is a one-stop apparel solution services provider. It offers a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving customers located in the European and North American markets.

It is committed to reducing its environmental impact through recycling, clean processes, traceable sourcing and other eco-friendly practices. It also pushes for sustainable solutions to fulfil its customers’ needs throughout garment production.

Contacts

Neo-Concept International Group Holdings Limited Investor Relations Contact:

10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong
(+852) 2798-8639
Email: ir@neo-ig.com

Underwriter Inquiries:

Revere Securities LLC
Syndicate Department
560 Lexington Ave, 16th Floor,
New York, NY10022
(+212) 688-2350
contact@reveresecurities.com

R.F. Lafferty & Co., Inc.
40 Wall Street, 29th Floor
New York, NY 10005
(212) 293-9090
offerings@rflafferty.com